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Change from a closed-end fund to an open end fund
At the close of business on April 24, 1998, the Fund converted from a closed-end investment company to an open-end investment company. The outstanding shares of the Fund were designated as Class A shares. At that time, the Fund commenced offering Class B and Class C shares as well. By to an open-end fund, shareholders now have the ongoing right to redeem their shares at a price based on the net asset value of the shares rather than a price set in the market. Shareholders also will have the ability to purchase additional shares at a price based on the net asset value of the shares plus any applicable sales charge. All three classes have the same investment portfolio but different expenses. Class A shares are offered with a front-end sales charge, starting at 5.75%, and reduced for larger purchases. Class B shares are offered without a front-end sales charge, but may be subject to a contingent deferred sales charge (starting at 5% and declining as shares are held longer) if redeemed within 6 years of purchase. Class C shares are offered without a front-end sales charge, but may be subject to a contingent deferred sales charge of 1% if redeemed within 12 months of purchase. There is also an annual asset-based sales charges on Class B and Class C shares.